Tiberius Acquisition Corporation

c/o Sigma Capital Partners

800 Third Avenue, Suite 1701

New York, NY 10022

March 2, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Financial Services

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Attn: Erin E. Martin, Special Counsel

RE:	Tiberius Acquisition Corporation Draft Registration Statement on Form S-1 Submitted January 26, 2016 CIK No. 0001662253

Dear Ms. Martin:

Tiberius Acquisition Corporation (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated February 22, 2016 regarding our Draft Registration Statement on Form S-1 (the “Registration Statement”) previously filed on January 26, 2016. A marked version of the Registration Statement is enclosed herewith reflecting all changes to the Registration Statement.

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully advises the Staff that, to date, neither it, nor anyone authorized to do so on its behalf, has presented any written communication, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of the Company’s securities. The Company represents to the extent that there are any written communications, as defined in Rule 405 under the Securities Act, that it, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, the Company will supplementally provide them to the Commission for review. In such case, the Company further confirms that no copies will be retained by potential investors.

Erin E. Martin, Special Counsel

U.S. Securities and Exchange Commission

March 2, 2016

Summary

General, page 1

2.	We note that the summary includes performance and valuation information for The Gray Insurance Company and other companies. For example, we note your discussion of average Return on Equity. Please remove from the summary section the performance and valuation for companies other than the issuer. This information is not appropriate for the prospectus summary.

In response to the Staff’s comment, the indicated disclosure has been removed.

Initial Business Combination, page 4

3.	We note your disclosure on page 5 that your executive officers, directors and director nominees have agreed not to participate in the formation of, or become an officer or directors of, any blank check company until you have entered into a definitive agreement regarding your initial business combination. Please clarify if you intend to file such agreement as an exhibit to your registration statement.

The Company intends to file the indicated agreement as Exhibit 10.2 to a later amendment of the Registration Statement.

The Offering

Indemnification, page 18

4.	We note that Mr. Gray has agreed to indemnify you with respect to vendor claims for services rendered or products sold to you or to your prospective target that reduce the amount of funds available for public shareholders in the trust account. Please indicate the specific agreement that includes these indemnification obligations and, to the extent it is material, consider filing the agreement as an exhibit to your registration statement.

The Company intends to file the indicated agreement as Exhibit 10.2 to a later amendment of the Registration Statement.

Erin E. Martin, Special Counsel

U.S. Securities and Exchange Commission

March 2, 2016

Risk Factors, page 22

5.	We note that, in several places throughout this section, you state that if you are unable to complete your initial business combination, your public shareholders “may receive only approximately $10.00 per share.” We also note that elsewhere in your prospectus, for example on page 75, you state that you cannot assure your investors that the actual per-share redemption amount received by shareholders will not be “substantially less than $10.00 per share.” Please revise your risk factor disclosure to remove the implication that shareholders will, in any event, receive “only approximately” $10.00 per share.

We respectfully advise the Staff that we believe the “only approximately” language is appropriate. We are not aware of any SPAC that has not completed an initial business combination and returned less than the amount reserved in trust for investors.

Nevertheless, we believe that potential events such as litigation involving the trust account, discussed elsewhere in the Registration Statement and noted by the Staff, coupled with the risk to investors of not receiving price appreciation on their investment after purchasing units in the Company and the Company not successfully consummating an initial business combination, make the language accurate. In addition, if the language were to be removed, the risk factors themselves become simple recitations that investors will receive their money back, and not an account of the actual, material risk they are intended to convey.

For the foregoing reasons, we have not revised the disclosure in the Registration Statement in response to this comment.

The provisions of our amended and restated certificate of incorporation that relate to our pre-business combination activity . . . , page 40

6.	To help investors assess the implications deriving from potential amendments to your amended and restated certificate of incorporation or other governing documents, please expand your disclosure to discuss whether the nature of those amendments may be such that could fundamentally change the nature of the security being offered through this registration statement.

The Company respectfully believes that any changes to its charter will not affect the nature of the security itself, and that it is relatively common for similarly structured blank check companies to seek such amendments without triggering the issuance of a new security and the need to register or seek an exemption from registration. For example, other relatively recent business combinations have dealt with board compositions, percentage of votes need to amend a company’s bylaws, name changes and the designation of an exclusive forum for the settlement of disputes, none of which would constitute a fundamental modification.

Erin E. Martin, Special Counsel

U.S. Securities and Exchange Commission

March 2, 2016

While we are aware that in the past when warrants have been amended, a new registration has been filed to cover such amended warrants, that situation is distinguished from the current one by the fact that such amendments were made to the security itself, and not to the governing document of the entity issuing the security.

We are further not aware of any similarly structured blank check company that registered a new security in an acquisition unless they have also filed a Registration Statement on Form S-4 to register their target shareholders’ securities, or formed a new registrant for tax purposes or re-domestication. We also believe the potential of requiring registration is not a risk to investors, who will have the ability to redeem their shares in connection with any initial business combination (regardless of whether done through proxy or tender offer with regard to any amendments presented).

For the foregoing reasons, we have not revised the disclosure in the Registration Statement in response to this comment.

Proposed Business, page 60

7.	We note your disclosure regarding Mr. Gray’s prior experience and the specific performance and valuation information that you have provided. Please expand the disclosure to provide a more complete discussion of performance. For example, please balance this disclosure with a brief discussion of any relevant major adverse business developments. Please also revise to describe whether performance may have been impacted by general market trends or other external factors unrelated to management action. Further, please disclose any prior performance information for any other SPACs with which your control persons previously were or are concurrently associated or advise.

In response to the Staff’s comment, the indicated disclosure has been revised.

Management

Number and Terms of Office of Officers and Directors, page 87

8.	Please disclose the total number of directors that you intend to have.

We respectfully inform the Staff that we have not yet finalized the total number of directors the Company intends to have, and will provide such information in a later amendment.

Erin E. Martin, Special Counsel

U.S. Securities and Exchange Commission

March 2, 2016

Principal Stockholders, page 96

9.	Please disclose in footnote (2) whether Mr. Gray has shared or sole voting and dispositive control over the shares owned by Lagniappe Ventures LLC. If the former, please revise footnote (1) to identify Mr. Gray and the other natural person or persons who share voting and dispositive power over these securities.

In response to the Staff’s comment, the indicated disclosure has been revised.

Exhibit Index

10.	We note the exhibit list includes “form of” agreements and documents. Please advise us if you do not intend to file final, executed exhibits prior to effectiveness of the registration statement.

We respectfully inform the Staff that, as is customary with filings of this type, certain material agreements are not finalized and executed until the effectiveness of the Registration Statement, or just prior to such date. To the extent possible, the Company will file final, executed material agreements as exhibits to a later amendment; in addition, the Company will ensure that the balance of any final, executed material agreements are filed as exhibits to a post-effectiveness Report on Form 8-K.

11.	We note that you have not filed a number of your exhibits. Please submit all exhibits in a timely manner in order to facilitate our review. If you are not in a position to file your legal opinions with the next amendment, please provide a draft copy for us to review. Note that the draft should be submitted as correspondence.

The Company will ensure that all material agreements are filed as exhibits to a later amendment. A form of the Exhibit 5.1 opinion is filed herewith as correspondence.

We thank the Staff for its review of the foregoing.  If you have further comments, we ask that you forward them by electronic mail to our counsel, Stuart Neuhauser at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Thom Waye
Thom Waye Chief Executive Officer

cc:	Stuart Neuhauser, Esq.
Ellenoff Grossman & Schole LLP

Exhibit 5.1

______, 2016

Tiberius Acquisition Corporation

c/o Sigma Capital Partners

800 Third Avenue, Suite 1701

New York, NY 10022

Re:    Registration Statement of Tiberius Acquisition Corporation.

Ladies and Gentlemen:

We have acted as counsel to Tiberius Acquisition Corporation, a Delaware corporation (the “Company”), in connection with the registration by the Company with the United States Securities and Exchange Commission of up to 17,250,000 units of the Company, including the underwriters’ over-allotment option (collectively the “Units”), with each Unit consisting of one share of common stock, par value $0.0001 per share (the “Common Stock”), of the Company and one warrant of the Company to purchase one-half share of Common Stock (the “Warrant”), pursuant to a Registration Statement on Form S-1 initially filed by the Company with the Commission on ________, 2016 (as amended, the “Registration Statement”).

We have examined such documents and considered such legal matters as we have deemed necessary and relevant as the basis for the opinion set forth below. With respect to such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as reproduced or certified copies, and the authenticity of the originals of those latter documents. As to questions of fact material to this opinion, we have, to the extent deemed appropriate, relied upon certain representations of certain officers and employees of the Company.

Based upon the foregoing, we are of the opinion that:

1.           Units. When the Registration Statement becomes effective under the Securities Act of 1933, as amended (the “Act”), and when the offering is completed as contemplated by the Registration Statement, such Units will be validly issued, fully paid and non-assessable.

2.           Common Stock. When the Registration Statement becomes effective under the Act and when the offering is completed as contemplated by the Registration Statement, the shares of Common Stock will be validly issued, fully paid and non-assessable.

3.           Warrants. When the Registration Statement becomes effective under the Act, when the terms of the warrant agreement under which the Warrants are to be issued (the “Warrant Agreement”) are duly established and the Warrant Agreement is duly executed and delivered, when the terms of the Warrants underlying the Units and of their issuance and sale are duly established in conformity with the Warrant Agreement and when such Warrants are duly executed and authenticated in accordance with the Warrant Agreement and issued, delivered and paid for as part of the Units, as contemplated by the Registration Statement, such Warrants will be validly issued, fully paid and non-assessable and will be legally binding obligations of the Company enforceable in accordance with their terms except: (a) as such enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law); (b) as enforceability of any indemnification or contribution provision may be limited under the federal and state securities laws, and (c) that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to the equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

We are opining solely on all applicable statutory provisions of Delaware corporate law, including the rules and regulations underlying those provisions, all applicable provisions of the Delaware Constitution, all applicable judicial and regulatory determinations in connection therewith and, as to the Warrants constituting legally binding obligations of the Company, solely with respect to the laws of the State of New York. Our opinion is based on these laws as in effect on the date hereof and as of the effective date of the Registration Statement, and we assume no obligation to revise or supplement this opinion after the effective date of the Registration Statement should the law be changed by legislative action, judicial decision, or otherwise. We express no opinion as to whether the laws of any other jurisdiction are applicable to the subject matter hereof. We are not rendering any opinion as to compliance with any other federal or state law, rule or regulation relating to securities, or to the sale or issuance thereof.

We hereby consent to the use of this opinion as an exhibit to the Registration Statement, to the use of our name as your counsel and to all references made to us in the Registration Statement and in the prospectus forming a part thereof.  In giving this consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Act, or the rules and regulations promulgated thereunder.

Very truly yours,

Ellenoff Grossman & Schole LLP